25003111

ED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
APR 17 2025
Washington, DC

SEC FILE NUMBER
8-48957

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ALEXANDER CAPITAL LP

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 DRS JAMES PARKER BLVD, SUITE 202
(No. and Street)

RED BANK NJ	NJ	07701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS SULLIVAN	5164679183	TSULLIVAN@ALEXANDERCAPITALLP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY	HAUPPAUGE	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALEXANDER CAPITAL LP, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NADIA DORANGE
Notary Public - State of New York
NO. 01DO0031078
Qualified in Nassau County
My Commission Expires Nov 15, 2028

Notary Public

Signature: [signature]

Title: CFO/FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alexander Capital, LP:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alexander Capital, LP (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexander Capital, LP as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC and Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Alexander Capital, LP's auditor since 2014.

Hauppauge, New York
April 15, 2025

Nawrocki Smith LLP

Alexander Capital LP
Statement of Financial Condition

December 31, 2024	
Assets	
Cash	**$134,463**
Deposit with clearing broker	**$174,928**
Receivable from clearing brokers	**254,108**
Property and equipment, net	**68,518**
Prepaid expenses	**130,004**
Commissions & fees receivable	**384,327**
Deposits	**16,655**
Secured demand note	**1,855,000**
Total Assets	**$3,018,003**
Liabilities and Member's Equity	
Liabilities:	
Commissions payable	**$762,386**
Accounts payable and accrued liabilities	**241,668**
Secured demand note	**1,855,000**
Due to related parties	**380,068**
Total Liabilities	**$3,239,122**
Member's Equity	**-$221,119**
Total Liabilities and Member's Equity	**$3,018,003**

See accompanying notes to financial statements.

Alexander Capital LP
Statement of Operations

Year ended December 31, 2024	
Revenue:	
Commissions	$5,979,536
Investment banking and advisory services	8,380,314
Interest income	454,382
Other income	941,038
Mutual Fund Fees	1,015,226
Managed Account Fees	1,670,945
Total Revenue	18,441,440
Expenses:	
Salaries and employee benefits	15,690,731
Clearing and execution	449,912
Occupancy and equipment	748,045
Travel and entertainment	298,131
Communication and market data	298,334
Miscellaneous operating expenses	86,598
Insurance	253,088
Professional fees	448,737
Depreciation and amortization	35,453
Interest	68,800
Regulatory fees	237,591
Conference expenses	211,814
Total Expenses	18,827,233
Net Loss	-$385,793

See accompanying notes to financial statements.

Alexander Capital LP
Statement of Changes in Owner's Equity

Balance, December 31, 2023	**($15,326)**
Distribution to Member	**(110,000)**
Contribution from Member	**290,000**
Net Profit	**(385,793)**
Balance, December 31, 2024	**(221,119)**

See accompanying notes to financial statements.

Alexander Capital LP
Statement of Cash Flows

Year ended December 31, 2024	
Cash Flows From Operating Activities:	
Net loss	**($385,793)**
Adjustments to reconcile net profit to net cash provided by operations:	
Depreciation	**15,504**
(Increase) in assets:	
Receivable from clearing broker	**(119,367)**
Advances receivable	**50,000**
Commissions and fees receivable	**277,944**
Prepaid expenses	**(23,826)**
Deposits	**94**
(Increase) in liabilities:	
Commissions payable	**(319,949)**
Accounts payable & accrued liabilities	**(2,540)**
Due to related party	**(11,000)**
Net Cash Used By Operating Activities	**(518,933)**
Cash Flows From Investing Activities:	
Purchase of Property & Equipment	**(66,402)**
Net Cash Used By Investing Activities	**(66,402)**
Cash Flows from Financing Activities	
Distribution to Member	**(110,000)**
Contribution from Member	**290,000**
Net Cash Provided By Financing Activities	**180,000**
Net Decrease In Cash	**(405,335)**
Cash, & Restricted Cash Beginning of Year	**715,349**
Cash, & Restricted Cash End of Year	**309,391**

Reconciliation of cash, cash equivalents and restricted cash:
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Statement of Financial Condition that sum to the same such amounts such amounts shown in the Statement of Cash Flows.

	12/31/24
Cash	**$134,463**
Deposit with clearing broker	**174,928**
Total cash, cash equivalents and restricted cash shown in the Statement of Cash Flows	**$309,391**
Supplementary Cash Flow Information:	
Interest Remitted	**68,800**

See accompanying notes to financial statements.

Alexander Capital LP
Changes in Subordinated Liabilities

Balance, December 31, 2023	**$1,855,000**
Changes in subordinated obligations	
Increases	**0**
Decreases	**0**
Balance, December 31, 2024	**1,855,000**

1. Business

Alexander Capital, LP (the "Company") is a New York limited partnership formed on March 25, 1996. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). All securities transactions are cleared through correspondent clearing brokers RBC Capital Markets ("RBC") and Velocity Clearing LLC ("Velocity") on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Agreement with clearing brokers
The Company under Rule 15c3-3(k)(2)(ii) is exempt from preparing a reserve formula computation and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis.

Property and Equipment
Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 3-7 years) using the straight-line method.
As of December 31, 2024, net property and equipment is comprised of the following:

Furniture, fixtures and equipment	$234,689
Less: accumulated depreciation	166,171
	$68,518

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. As a limited partnership, the Company is considered to be a disregarded entity and thus not subject to Federal or State taxes. However, the Company is subject to a New York City unincorporated income tax, the levy of which is not expected to be a material amount.

Commissions & Fees Receivable

The company has $56,518 receivable from Investment Companies and $327,809 from Alternative Investment sponsors.

Revenue Recognition

The Company follows Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract,
and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgment

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregation of Revenue

The Company's significant revenues during 2024 originated from commissions and investment banking.

The Company earns fees from investment brokerage services provided to its customers by a third-party service provider. The Company receives commissions from the third-party service provider on a monthly basis based upon customer activity for the month. The fees are recognized monthly and a receivable is recorded until commissions are generally paid by the 15th of the following month. Because the Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does not control the services rendered to the customers, investment brokerage fees are presented on a gross basis with related costs reflected separately.

Commissions and related clearing expenses that are administered via RBC and Velocity are currently recorded on a settlement date basis due to the existing accounting protocols at each firm. There are no material differences between trade date and settlement date revenue amounts.

Investment banking revenues include fees, net of expenses arising from securities offerings in which the company participates. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking revenue is booked when the deal is completed and the income is reasonably determinable.

Material amounts of mutual fund revenues are recorded in the period in which they are earned.

Managed account fees earned at RBC are billed in advance and paid quarterly. These fees are paid directly to affiliate Alexander Capital Wealth Management which in turn, remits a substantial amount to the Company. The Company defers revenue in three-month increments and recognizes the revenue monthly.

3. Receivables from and deposit with clearing broker

The Company introduces its securities transaction business into RBC Capital Markets LLC and Velocity Clearing Inc. The receivables from clearing brokers represent net cash held by the clearing broker for commissions generated during the year ended December 31, 2024.

4. Commitment

Rent

The Company accounts for its rent lease agreements under FASB ASU No. 2016-02. The Company has a sub-leasing agreement for the rental of office spaces located at 10 Drs James Parker Blvd, Suite 202 Red Bank, NJ 07701, 5379 Arthur Kill Road, Staten Island, NY 10307, and 9040 Roswell Road Suite 350 Atlanta, GA 30350 with NESA Management LLC, a company controlled by the partners. These sub-leases provide for a payment of approximately $48,000 per month which includes electricity and related occupancy charges. The company has a sub-leasing agreement with SANE Management LLC for the rental of office space located at 11834 County Road 101 #203 The Villages, FL 32162. This sub-lease provides for a payment of $10,000 per month. Rent expense for the year ended December 31,2024 was $684,000 and it's included as part of occupancy and equipment on the Statement of Operations.

Litigation

The Company is subject to lawsuits and claims that arise in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such lawsuits and claims will not have a material adverse effect on the financial position of the Company.

5. Concentration of Credit Risk

The Company maintains its cash at multiple financial institutions. At times, the amount on deposit at these institutions may exceed the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") where offered. The company has not experienced any losses.

6. Related party transactions

Through direct or some level of commonality of ownership, the company has eight related parties with which it may conduct business. SENA Management owns a minority percentage of the company while NESA ($564,000) and SANE ($120,000) hold leases for the spaces the Company occupies. As part of the company's Investment Banking and Advisory services the company will transact business with Alexander Capital Ventures LLC ("ACV"). ACV is a private-equity enterprise who sometimes places the Company's clients in investment opportunities. The Company earned $2,074,504 in revenues from this business. Alexander Capital Ventures Management ("ACVM") serves as the management arm of ACV. The company earned $479,106 from this business. Arive Capital Markets ("ACM") is a broker dealer who places some of its customers in ACV investment opportunities. Alexander Capital Wealth Management ("ACWM") earned $257,000 in Managed Fee revenue. Alexander Capital Insurance Agency ("ACI") brings no material revenue into the Company. Please refer to Note 4 for related party rent expense. ACM ceased operations in July 2024.

The Company has Secured Demand Note obligations with the following minority partners:

$665,000 with Barbara Roth;
$460,000 with Wayne Ruggiere, and
$730,000 with Joseph Ruggiere

7. Other Income

The Company's other income is comprised of ticket charges paid by the Company's correspondent clearing firms and broker rebates.

8.Regulatory and Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2024, the Company had regulatory net capital of $1,034.376, which exceeded its minimum requirement of $100,000 by $934,376. The Company's percentage of aggregate indebtedness to net capital was 134% at December 31, 2024.

On June 9, 2023 the firm entered into two Secured Demand Notes. Each note is for $300,000. They are to mature June 9, 2026. The stipulated interest rate is 3%. These Secured Demand Notes will be treated as equity for the first two years of their existence and debt the final year, unless FINRA chooses to extend the loan as equity.

On December 1, 2023 the firm entered into two Secured Demand Notes. Each note is for $160,000. They are to mature December 1, 2026. The stipulated interest rate is 3%. These Secured Demand Note

will be treated as equity for the first two years of their existence and debt the final year unless FINRA chooses to extend the loan as equity.

On December 15, 2023 the firm entered into a Secured Demand Note. The note is for $90,000. It will mature December 15, 2026. The stipulated interest rate is 3%. This Secured Demand Note will be treated as equity for the first two years of their existence and debt the final year unless FINRA chooses to extend the loan as equity.

ACLP has two Secured Demand Notes totaling $845,000 that had their maturity extended by FINRA. These notes will remain as equity until there is action to repay them.

9. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through April 15, 2025, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

10. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Please refer to the Statement of Operations for greater detail.

11. Going Concern

Our consolidated financial statements have been prepared on a going concern basis which assumes we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future. The company is in net capital compliance and as such has sufficient liquidity to operate. It is management's desire to seek out opportunities in the primary market space while handling traditional securities brokerage and money management activities.

Supplemental Information

December 31, 2024

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital	
Total member's equity from statement of financial condition	**($221,119)**
Add: Secured Demand Note	**1,855,000**
Less: Non-allowable assets:	
Commissions and investment company receivables	**384,327**
Property and equipment, net	**68,518**
Prepaid expenses	**130,004**
Deposits	**16,656**
Net Capital	**1,034,376**
Computation of Basic Net Capital Requirement	
Minimum dollar net capital requirement of $100,000	**100,000**
Statutory minimum net capital required (6-2/3% of Aggregate Indebtedness)	**92,275**
Net capital requirement (greater of the minimum calculation or the statutory amount)	
Excess net capital	**934,376**
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	**914,376**
Percentage of aggregate indebtedness to net capital	**134%**

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation detailed above.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).

Alexander Capital LP
Exemption Report

Alexander Capital LP (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3 -3 under the following provisions of 17 C. F. R. § 240. 15c3-3 (k)(2)(ii). The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception, and;

(2) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct product commissions, investment banking and advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and

(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Alexander Capital LP

I, Thomas Sullivan swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Thomas Sullivan

Title: CFO/FINOP April 15, 2025

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Alexander Capital, LP:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alexander Capital, LP identified the following provision of 17 C.F.R. §15c3-3(k) under which Alexander Capital, LP claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Alexander Capital, LP stated that Alexander Capital, LP met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct product commissions, investment banking and advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
April 15, 2025

Nawrocki Smith LLP

NawrockiSmith

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Alexander Capital, LP:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2024. Management of Alexander Capital, LP (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Alexander Capital, LP and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
April 15, 2025

Nawrocki Smith LLP

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
ALEXANDER CAPITAL LP	8-48957

For the fiscal period beginning 1/1/2024 and ending 12/31/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			$ 18,441,440.00
2	Additions:			
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
b	Net loss from principal transactions in securities in trading accounts.			
c	Net loss from principal transactions in commodities in trading accounts.			
d	Interest and dividend expense deducted in determining item 1.			
e	Net loss from management of or participation in the underwriting or distribution of securities.			
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.			
g	Net loss from securities in investment accounts.			
h	Add lines 2a through 2g. This is your **total additions**.			$ 0.00
3	Add lines 1 and 2h			$ 18,441,440.00
4	Deductions:			
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		$ 1,015,174.00	
b	Revenues from commodity transactions.			
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		$ 449,912.00	
d	Reimbursements for postage in connection with proxy solicitations.			
e	Net gain from securities in investment accounts.			
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
h	Other revenue not related either directly or indirectly to the securities business.			
	Deductions in excess of $100,000 require documentation			
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 68,799.00		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 178,455.00		
c	Enter the greater of line 5a or 5b		$ 178,455.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 1,643,541.00
7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 16,797,899.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2024

8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 25,196.00
9		Current overpayment/credit balance, if any			$ 0.00
10		General assessment from last filed 2024 SIPC-7 or 7A		$ 25,234.00	
11	a	Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 0.00		
	b	Overpayment(s) applied on all 2024 SIPC-7 and 7A(s)	$ 0.00		
	c	Any other overpayments applied	$ 0.00		
	d	All payments applied for 2024 SIPC-6 and 6A(s)	$ 12,970.00		
	e	All payments applied for 2024 SIPC-7 and 7A(s)	$ 12,264.00		
	f	Add lines 11a through 11e		$ 25,234.00	
12		**LESSER** of line 10 or 11f.			$ 25,234.00
13	a	Amount from line 8		$ 25,196.00	
	b	Amount from line 9		$ 0.00	
	c	Amount from line 12		$ 25,234.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			($ 38.00)
14		Interest (see instructions) for 37 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC.** Add lines 13d and 14.			$ 0.00
16		Overpayment/credit carried forward (if applicable)			($ 38.00)

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-48957	DEA: FINRA	2024	Dec
MEMBER NAME	ALEXANDER CAPITAL LP		
MAILING ADDRESS	10 DRS JAMES PARKER BLVD STE 202 RED BANK, NJ 07701		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

ALEXANDER CAPITAL LP	Thomas Sullivan
(Name of SIPC Member)	(Authorized Signatory)
4/9/2025	tsullivan@alexandercapitallp.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.